EXHIBIT L-1


SEAL

                           DEPARTMENT OF THE TREASURY
                             Washington, D.C. 20220



                                 April 29, 1999


Paul K. Connolly, Esq.
LeBoeuf, Lamb, Green & MacRae L.L.P.
260 Franklin Street
Boston, MA  02110-3175

RE:  CFIUS Case 99-16:  The National Grid Group plc (UK)/New
     England Electric System

Dear Mr. Connolly:

A letter dated March 30, 1999, informed the Committee on Foreign Investment in the United States ("CFIUS") of the proposed acquisition of all the issued and outstanding common shares of New England Electric System by The National Grid Group plc, a United Kingdom corporation.

As you know, section 721 of the Defense Production Act authorizes the President or the President's designee to review certain mergers, acquisitions and takeovers which could result in foreign control of persons engaged in interstate commerce in the United States. Executive Order 12661, signed December 27, 1988, designates the Committee on Foreign Investment in the United States to receive notices and initiate investigations under section 721.

CFIUS has reviewed the information submitted to it regarding the proposed transaction. Based on this review, CFIUS has determined that there are no issues of national security sufficient to warrant an investigation under section 721. Therefore, I am writing as staff chairman of CFIUS to advise you that action under section 721 is concluded with respect to this transaction.

                                            Sincerely,



                                            Gay Hartwell Sills
                                            Director, Office of
                                               International Investment



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